SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              E COM VENTURES, INC.
                                (Name of Issuer)

                                  Common Stock
                            (Title of Class of Stock)

                                   071376-60-0
                                 (CUSIP Number)

                                  May 12, 2000
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /  /  Rule 13d-1(b)
         /X/  Rule 13d-(c)
         /  /  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 071376-60-0
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EISENBERG PARTNERS, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER
         NUMBER OF
                                            911,946
         SHARES                     --------------------------------------------
                                    6       SHARED VOTING POWER
         BENEFICIALLY
                                            None
         OWNED BY                   --------------------------------------------
                                    7       SOLE DISPOSITIVE POWER
         EACH
                                            911,946
         REPORTING                  --------------------------------------------
                                    8       SHARED DISPOSITIVE POWER
         PERSON WITH
                                            None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            911,946
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.77%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)         Name of Issuer:

                  E Com Ventures, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  11701 N.W. 101st Road
                  Miami, Florida  33178

Item 2(a)         Name of Person Filing:

                  Eisenberg, L.L.C.

Item 2(b)         Address of Principal Business Office

                  77 W. Wacker Drive
                  Chicago, Illinois  60601

Item 2(c)         Citizenship:

                  United States

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  071376-60-0

Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.           Ownership:

                  Eisenberg Partners, L.L.C., is the manager or investment manager of the following entities: E.P. Opportunity Fund L.L.C., EP Opportunity Fund International Ltd., EP.com Fund, L.L.C. and EP.com Fund International, Ltd. Through these entities, Eisenberg Partners, L.L.C. beneficially owns 911,946 Common Stock shares (E.P. Opportunity Fund L.L.C. owns 352,023 shares; EP Opportunity Fund International Ltd. owns 22,966 shares; EP.com Fund, L.L.C. owns 466,919 shares; and EP.com Fund International, Ltd. owns 70,038 shares) of E Com Ventures, Inc., which represent 9.77% of aggregate outstanding shares of that class. Eisenberg Partners, L.L.C. has sole power to vote or direct to vote of the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  EP.com Fund, L.L.C. owns more than 5% of the Common Stock shares and has the right to receive the proceeds of the sale of such shares or any dividends on such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Member of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 22, 2000


                                            EISENBERG PARTNERS, L.L.C.


                                            By:  /s/ Jeffrey Eisenberg
                                               ---------------------------------
                                                     Jeffrey Eisenberg
                                                     Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)